December 4, 2024

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Bluemount Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted November 5, 2024
CIK No. 0002027815

On behalf of Bluemount Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 19, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002027815 (“F-1”), submitted on November 5, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to the Draft Registration Statement on Form F-1

General

1.We note your response to prior comment 2. We also note your reference to your trading platform on page 29. Please revise your disclosure to further describe your trading platform and the relevance to your business. In this regard, we note your disclosure on page 107 that your client may place trading orders (i) by phone; or (ii) onsite at your office premises by submitting an order ticket, which can be accessed by mobile device application. If applicable here, describe the trading platform you reference.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosure on page 30 of the Revised F-1. The Company further submits that our clients may not place trading orders through the trading platform.

Prospectus Summary

Overview, page 1

2.We note your response to prior comment 1 and reissue our comment. Please revise this section to list separately the three types of services you appear to provide: 1) consulting and advisory services, 2) commodity trading, and 3) financial services. List them in the order of services that produce the most revenues for your company. In this regard, we note your response to comment 9 where you stated that "underwriting and placing services, securities brokerage and dealing services, and asset management services segments differ from consulting and advisory services segment." You continue, however, to describe all these types of services under financial services and combine them together. In addition, given the differences in the total revenue derived from consulting and advisory services (57.05% and 77.5% for the years ended March 31, 2024 and 2023) compared to the total revenue derived from your other financial services, such as underwriting and placing services, securities dealing and brokerage services, and asset management services (in the aggregate, 2.49% and 3.23% for the same periods, respectively), please revise your disclosure in this section to describe in more detail your consulting and advisory services as you did in the business section. Your current disclosure appears to indicate that you have derived over 57% of your revenues in the most recent fiscal year from what appears to be effectively general business consulting and advisory services, not financial or underwriting services.

Investors should be able to readily discern from the presentation of your disclosure your material lines of business.

Response: In response to the Staff’s comment, the Company has revised the disclosures throughout the Prospectus Summary section.

Business

Overview, page 100

3.We note your response to prior comment 9 and reissue our comment. Please revise this section to list separately the three types of services you appear to provide: 1) consulting and advisory services, 2) commodity trading, and 3) financial services. List them in the order of services that produce the most revenues for your company. In this regard, we note your response to comment 9 where you stated that "underwriting and placing services, securities brokerage and dealing services, and asset management services segments differ from consulting and advisory services segment." You continue, however, to describe all these types of services under "financial services" and combine them into one. As such, revise this subsection significantly as follows.

•describe how you are compensated for each of the services provided, such as commissions, flat fees or otherwise;

•revise disclosure about your consulting and advisory services segment separately, as opposed to listing it within the "financial services business segment;" and

•because you derive most of your revenues from business consulting and advisory services, move the description of this business segment to the beginning of the business section, as opposed to listing financial services as the first segment because it only produced less than 4% of your revenues in the last two fiscal years.

Response: In response to the Staff’s comment, the Company has revised the disclosures throughout the Business section.

External Brokers, page 108

4.We note your response to prior comment 10. Please file all material agreements with Phillip Securities Limited as exhibits or advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it determined that its agreement with Phillip Securities (Hong Kong) Limited (“Phillip Securities”) is not a material agreement under Item 601(b)(10) of Regulation S-K because (1) the agreement was entered into in the ordinary course of the Company’s business and the form of the agreement constituting the entire relationship is an ordinary course agreement for the Company under the securities brokerage and dealing services business segment and (2) the Company’s business, operations, and profitability is not substantially dependent on the agreement with Phillip Securities, given that the loss of Phillip Securities will not materially and adversely affect the Company’s profitability or operation in the long term under the securities brokerage and dealing services business segment due to the availability of other securities broker-dealer in Hong Kong offering the same services.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions. The Company has reviewed its relationship with Phillip Securities and, based on that review, it believes that the agreement with Phillip Securities is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course under the securities brokerage and dealing services business segment.

Therefore, the agreement with Phillip Securities do not fall into any of the four enumerated exceptions for contract entered into in the ordinary course of business.

Principal Shareholders, page 150

5.We note your response to prior comment 12 and your revised disclosure in footnote 6 to the beneficial ownership table. Please revise your disclosure in the section prior to the table to disclose the percentage of outstanding Class A shares the holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval. It appears based on your disclosure that your significant beneficial owners do not currently hold any Class B ordinary shares.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on page 155 of the Revised F-1.

6.We note your response to prior comment 20 and your revised disclosure in footnote (2) to the beneficial ownership table. Please further revise your disclosure in footnote (2) to state that the enumerated natural persons have the voting and dispositive power over the shares owned by Echo International Holdings Group Limited or revise to state who has the voting and dispositive power.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on page 156 of the Revised F-1.

Note 26 - Financial Instrument - b.(iii) ECL for trade receivables from contracts with customers, page F-47

7. We note your response to prior comment 14 and the disclosure of your write-off policy on page F-20. It appears that your policy of writing-off a receivable when, "there is no realistic prospect of recovery" may not be consistent with the guidance in IFRS 9 which indicates an entity should write-off a financial asset when the entity has "no reasonable expectations of recovering the contractual cash flows" which could result in you delaying the write-off of certain receivables. It appears that receivables not on additional payment arrangements, for which you have not received a payment in a reasonably long time, and for which the customer has not acknowledged the outstanding debts may meet the "no reasonable expectation" criteria in IFRS 9. Please ensure you properly assess your receivables to determine when you have no "reasonable expectations" and write-off your receivables accordingly. Please revise the disclosure of your write-off policy as needed.

Response: In response to the Staff's comment, the Company confirms that its assessment of the receivables was conducted on a reasonable basis, taking into account all relevant circumstances and the available information at the time. The Company recognizes the importance of prudence and clarity in financial reporting and, in this regard, has reviewed its accounting policies to ensure alignment with best practices. To address the concerns raised and to further align the Company's disclosures with the requirements of IFRS 9, the Company has amended the disclosures under Note 3 on page F-20, Note 14 on pages F-31 and F-32, Note 26b on pages F-45 and F-46 of the Revised F-1.

8. We note your response to prior comment 15. It appears you did not include certain material information that was included in your proposed revised disclosure from comment 47 in our letter dated July 19, 2024. Therefore, please include the following information in the appropriate section of your filing:

•When assessing expected credit losses, defaulted receivables are subject to higher provisions compared to non-defaulted receivables. This is to account for the increased credit risk associated with defaults

Response: In response to the Staff’s comment, the Company has amended the disclosures under Note 3 on pages F-19 and F-25, Note 26b on page F-44 of the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick